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NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON JUNE 14, 2007

        The Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, June 14, 2007 at 2:00 p.m., for the following purposes:

          (1)   To approve the holding of the Annual General Meeting on June 14, 2007, in variation from the date (third Thursday in April) set forth in Article Twenty-Four of the Articles of Incorporation;

          (2)   To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors ("Réviseur d'entreprises"), on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A., Luxembourg, Statutory Auditors ("Commissaire aux comptes"), on the unconsolidated financial statements of the Company, and (iii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2006 (copies attached);

          (3)   To approve the unconsolidated balance sheets and statements of profit and loss of the Company for the fiscal year ended November 30, 2006 (copy attached);

          (4)   To approve the consolidated balance sheets and statements of operations of the Company for the fiscal year ended November 30, 2006 (copy attached);

          (5)   To approve the determination of dividends of the Company for the fiscal year ended November 30, 2006, namely (i) approval of an interim dividend declared on November 9, 2006 and paid on December 6, 2006 and (ii) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of Fifty Cents (U.S. $0.50) per Common Share, payable on July 5, 2007 to Shareholders of record as of June 20, 2007, each of such dividends payable out of the paid-in surplus account of the Company, and (iii) transfer of all undistributed profits to the retained earnings of the Company;

          (6)   To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2006;

          (7)   To (i) reduce the recorded issued capital of the Company of Sixty-Six Million One Hundred Thirty-Three Thousand Seven Hundred Ninety-Six United States Dollars (U.S. $66,133,796) by an amount of Two Million United States Dollars (U.S. $2,000,000) to Sixty-Four Million One Hundred Thirty-Three Thousand Seven Hundred Ninety-Six United States Dollars (U.S. $64,133,796), by the cancellation of Two Million (2,000,000) Common Shares of the Company, no par value, held in treasury, and to transfer Two Million United States Dollars (U.S. $2,000,000) to the freely-distributable share premium and reserves of the Company,

            (ii)   adjust the number of issued Founder's Shares of the Company, in accordance with Article Ten of the Articles of Incorporation of the Company, by reducing the number of such Founder's Shares from Sixteen Million Five Hundred Thirty-Three Thousand Four Hundred Forty-Nine (16,533,449) to Sixteen Million Thirty-Three Thousand Four Hundred Forty-Nine (16,033,449), and

            (iii)  amend Article Five of the Company's Articles of Incorporation to reflect each of the foregoing actions;

          (8)   Subject to approval of the matters covered in Agenda item (7) and in conformity with the provisions of the Luxembourg Company Law and Article Five of the Company's Articles of Incorporation, to

            (i)    amend (by way of reduction) the authorized capital of the Company set forth in Article Five of the Company's Articles of Incorporation from the current Sixty-Nine Million (69,000,000) Common Shares and Seventeen Million Two Hundred Fifty Thousand (17,250,000) Founder's Shares, each of no par value, to Sixty-Five Million (65,000,000) Common Shares and Sixteen Million Two Hundred Fifty

    Thousand (16,250,000) Founder's Shares, each of no par value, such amended authorized Shares to be available for issuance upon decision by the Board of Directors of the Company, and

            (ii)   approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to implement the suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company's 1997 Stock Option Plan (such Plan approved by the Shareholders of the Company at the Annual General Meeting held May 2, 1997), each of the foregoing actions to be effective through August 31, 2008 or such other date as the Shareholders of the Company may determine at a general meeting;

          (9)   To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market, provided

            (i)    the maximum price to be paid for such Common Shares shall not be higher than the higher of the price of the last independent trade and the highest current independent bid on the Oslo Stock Exchange and shall be in conformity with applicable standards, if any, concerning such purchases that may be established by the regulatory regimes in such countries where the Common Shares are listed or admitted for trading,

            (ii)   the minimum price to be paid for such Common Shares shall not be less than the "stated value" (i.e. U.S. $1.00 per share) thereof, and

            (iii)  other conditions for trading shall be in conformity with applicable standards, if any, concerning such purchases that may be established by the regulatory regimes in such countries where the Common Shares are listed or admitted for trading, and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2008;

          (10) To elect eight directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached);

          (11) To elect Jacob Stolt-Nielsen as Chairman of the Board of Directors of the Company; and

          (12) To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Réviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

        The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation, in particular for agenda items (7) and (8), the general vote of all shares of the Company voting together (i) with a quorum of fifty percent (50%) of the shares eligible to vote being present or represented when the meeting is first convened and (ii) a two-thirds affirmative vote of those shares present or represented at the meeting being required.

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on May 15, 2007 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Dated: May 21, 2007

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen

        Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen

        Mr. Niels G. Stolt-Nielsen has served as a director of the Company since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized the Company's representative office in Shanghai. He joined the Company in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Roelof Hendriks

        Mr. Hendriks has served as a director of the Company since 2004. He has been Chief Financial Officer and a Member Board of Management of CSM N.V. since 2000. Prior to that, he was Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

James B. Hurlock

        Mr. Hurlock has served as a director of the Company since 2004. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 14, 2004. He also serves as a director of Stolt Offshore S.A., Orient Express Hotel Ltd., New York Presbyterian Hospital and USA for UNHCR. Mr. Hurlock serves as Chairman of International Development Law Organization and of Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

Håkan Larsson

        Mr. Larsson has been nominated to serve as a director of Stolt-Nielsen S.A. He has been the Chief Executive Officer of Rederi AB Transatlantic since 2003. He serves as Chairman of Nimbus Boats AB, Schenker AB, and deputy Chairman of Bure Equity AB; a director of Ernströmgruppen AB, Walleniusrederierna AB, Swedish Ship's Mortgage Bank, and Chalmers University of Technology. He is Chairman of The Swedish Shipowners Employer's Association and Vice Chairman of the The Swedish Shipowners Association. Mr. Larsson is a board member of Advisory Board of School of Economics and Commercial Law, Gothenburg University. Mr. Larsson holds a Bachelors of Economics from the Gothenburg School of Economics. He is a Swedish citizen.

Christer Olsson

        Mr. Olsson has served as a director of the Company since 1993. He is Vice Chairman of Wallenius Lines AB and Chairman of the Swedish Club. He is a director of Transatlantic AB, Atlantic Container Line AB and Singapore Shipping Corporation. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen

        Mr. Jacob B. Stolt-Nielsen has served as a director of the Company since 1995. He served as an Executive Vice President of Stolt-Nielsen S.A. from 2003 to December 2004. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company's global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christopher J. Wright

        Mr. Wright has served as a Director of the Company since May 2002. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

STOLT-NIELSEN S.A.
SOCIETE ANONYME HOLDING

DIRECTORS' REPORT FOR 2006 AND

ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2006 AND 2005

TOGETHER WITH REPORT OF THE COMMISSAIRE

REPORT OF THE COMMISSAIRE
TO THE SHAREHOLDERS OF
STOLT-NIELSEN S.A.
November 30, 2006

        In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended November 30, 2006 following the mandate granted to us.

        Our examination was carried out in accordance with the provisions of Article 62 of the law of 10 August 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

        We have confirmed that the financial statements at November 30, 2006 and 2005, showing a balance sheet total of U.S. $591,512,321 and U.S. $666,959,790 and a result for the years then ended of U.S. $84,469,962 and U.S. $197,050,000 are in accordance with the accounting records and with documentary evidence submitted to us.

        We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Luxembourg S.A.

John Kleynhans

Luxembourg
18 May 2007

STOLT-NIELSEN S.A.
Société Anonyme Holding
23, avenue Monterey
L-2086 Luxembourg

Report of the Board of Directors to the Annual General Meeting of
Stolt-Nielsen S.A.
to be held at Services Généraux de Gestion S.A.,
23, avenue Monterey, L-2086 Luxembourg
June 14, 2007

Gentlemen:

        We are pleased to submit for your approval the Balance Sheet as at November 30, 2006 and the Profit and Loss Account for the year ended November 30, 2006.

        The investment in subsidiaries amounted to U.S. $315,712,097 at November 30, 2006.

        Dividends from subsidiaries during the year ended November 30, 2006 amounted to U.S. $99,300,000. Other income totaled U.S. $1,388,495 and expenses including income taxes were U.S. $1,388,495. Furthermore, 2006 included an intercompany write-off of receivables of $14,830,038. Therefore, the 2006 financial year ended with net income of U.S. $84,469,962 and the 2005 financial year ended with net income of U.S. $197,050,000.

        On February 9, 2006, the Company declared a final dividend for 2005 of U.S. $65,415,277; this amount was paid on June 15, 2006. Additionally, the company paid interim dividends of $65,821,738 and $33,119,395 on December 14, 2005 and December 6, 2006 for the financial years 2005 and 2006 respectively.

        We request that you approve the full allocation of the 2006 profit of U.S. $84,469,962 to retained earnings. We also request you to approve the determination of dividends for the fiscal year ended November 30, 2006, namely (i) approval of an interim dividend of $0.50 per Common share paid on December 6, 2006, and (ii) approval of the recommendation of the Board of Directors of payment of a final dividend of $0.50 per common share payable on July 5, 2007 to shareholders on record as of June 20, 2007.

        By special vote we ask you to discharge the Directors and the Statutory Auditors ("Commissaire aux comptes") of the Company for the year ended November 30, 2006.

        Furthermore, we request that you elect Deloitte S.A., Luxembourg as Independent Auditors ("Reviseur d'entreprises") to audit the consolidated financial statements of the Company for a term expiring at the next Annual General Meeting and elect Maitland Luxembourg S.A as Statutory Auditors ("Commissaire aux comptes") to review the unconsolidated financial statements of the Company for a term expiring at the next Annual General Meeting.

        Finally, we request you to elect as Directors of the Company Mr. Jacob Stolt-Nielsen, Mr. Niels G. Stolt-Nielsen, Mr. Jacob B. Stolt-Nielsen, Mr. Roelof Hendriks, Mr. James B. Hurlock, Mr Håkan Larsson, Mr. Christer Olsson and Mr. Christopher J. Wright.

Christopher J. Wright Director/Chairman	Roelof Hendriks Director

STOLT-NIELSEN S.A.
SOCIETE ANONYME HOLDING
BALANCE SHEET AS AT NOVEMBER 30, 2006 AND 2005
(Currency—U.S. Dollars)

ASSETS	2006	2005	LIABILITIES	2006	2005
FIXED ASSETS:			CAPITAL AND RESERVES (Note 4):
Investment in subsidiaries, at cost			Founder's shares, no par value—	$—	$—
(Note 2b)	$315,712,097	$315,712,097	17,250,000 shares authorized, 16,520,364 and 16,434,891 shares issued in 2006 and 2005, at stated value (Note 3)
			Common shares, stated value—$1 69,000,000 shares authorized, 66,081,456 and 65,739,564 shares
CURRENT ASSETS:			issued in 2006 and 2005, at stated value (Note 3)	66,081,456	65,739,564
Dividends receivable from subsidiaries	33,200,000	65,850,000
Receivables from subsidiaries
(Note 2c)	209,425,124	219,507,697
Prepaid Advance Dividend (Note 5)	33,119,395	65,821,738
			Paid-in surplus (Note 4)	402,320,742	398,725,312
			Legal reserve (Note 6)	6,607,798	6,573,609
			Retained earnings (Note 4)	18,817,594	66,174,097
Cash and time deposits (Note 2f)	55,705	68,258
			Other payables and accrued liabilities (Note 8)	33,889,384	66,088,019
			Payables to subsidiaries (Note 2c)	63,795,347	63,659,189

TOTAL ASSETS	$591,512,321	$666,959,790	TOTAL LIABILITIES	$591,512,321	$666,959,790

The accompanying notes are an integral part of these annual accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

PROFIT AND LOSS ACCOUNT

FOR THE YEARS ENDED NOVEMBER 30, 2006 and 2005

(Currency—U.S. Dollars)

	2006	2005		2006	2005
CHARGES			INCOME
Administrative and general expenses (Note 2e)	$1,044,908	$571,205	Dividend income from subsidiaries	$99,300,000	$197,050,000
Income tax provision	343,587	120,168
Write-off of intercompany receivables	14,830,038	—	Cost reimbursement	1,386,915	690,086
Profit for the financial year	84,469,962	197,050,000	Interest income	1,580	1,287

TOTAL CHARGES	$100,688,495	$197,741,373	TOTAL INCOME	$100,688,495	$197,741,373

The accompanying notes are an integral part of these annual accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS

AS AT NOVEMBER 30, 2006

(Currency—U.S. Dollars)

1.    CORPORATE STRUCTURE AND MANAGEMENT

        Stolt-Nielsen S.A. ("SNSA" or the "Company") is a finance holding company incorporated in Luxembourg on July 5, 1974. The registered address of the Company is 23, avenue Monterey, L-2086 Luxembourg. The registered number of the Company is R.C. Luxembourg B.12.179.

        Article Three of the Company's Articles of Incorporation sets forth its objectives as a holding company, namely participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which the Company will administer and exploit; the Company may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated with the Company; and in general to undertake any operations directly or indirectly connected with such objectives as permitted by the Luxembourg Holding Company Law of 1929.

        During the fiscal years ended November 30, 2006 and 2005, the Company held direct and indirect investments in various subsidiaries throughout the world which transport, store and distribute bulk liquid chemicals, edible oils and other specialty liquids as well as subsidiaries and equity investees in seafood and other subsidiaries which provide management and agency services to specified subsidiaries in the group.

        The Company is reimbursed by its subsidiaries for certain administrative and general expenses incurred on behalf of the subsidiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The financial statements have been prepared using generally accepted accounting principles in Luxembourg, including the following significant policies:

(a)
Format of financial statements

        The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

        The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company.

(b)
Investment in subsidiaries

        The Company accounts for its investment in its wholly owned subsidiaries at historical cost. The direct subsidiaries of the Company are as follows:

		Historical Cost
Name
	Country	2006	2005
Stolt-Nielsen Limited	Bermuda	$16,556	$16,556
Stolt-Nielsen Transportation Group Limited (formerly Stolt Parcel Tankers, Inc.)	Liberia	$315,695,541	$315,695,541

		$315,712,097	$315,712,097

        The aggregate Company interest in the underlying equity of direct and indirect subsidiaries was approximately $1,408.0 million at November 30, 2006 (2005—$1,286.4 million). Although certain subsidiaries within the group have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

        The Company recognizes dividend income from subsidiaries when such dividends are declared by the respective subsidiaries.

(c)
Amounts due to and from subsidiaries

        The classification of receivables from, and payables to, subsidiaries at November 30, 2006 and 2005 was based upon management's estimate of the dates of settlement of these accounts. All of these balances are due in more than one year.

	2006	2005
Receivables from subsidiaries	$224,255,162	$219,507,697
Provision against doubtful intercompany balances	(14,830,038)	—

	$209,425,124	$219,507,697

Payables to subsidiaries	$63,795,347	$63,659,189

(d)
Interim dividend and Annual General Meeting actions

        Until such time as the shareholders have approved the disposition of interim dividends at the Annual General Meeting, the Company records such advance payments as a deduction from shareholders' equity.

(e)
Administrative and general expenses

        Administrative and general expenses principally included fees paid to Directors, and costs associated with meetings of the Board of Directors which amounted to cash payments of $606,851 and $486,703 in 2006 and 2005, respectively, and professional fees.

(f)
Cash and time deposits

        At November 30, 2006 and 2005, cash and time deposits principally included demand accounts.

(g)
Translation of foreign currencies

        The Company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar, and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

  •
  Formation expenses, and the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

  •
  All other assets denominated in a currency other than the base currency are valued individually at the lower of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  All liabilities denominated in a currency other than the base currency are valued individually at the higher of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

        Consequently, only realized exchange gains and losses and unrealized losses are reflected in the profit and loss account.

3.    CAPITAL STOCK AND FOUNDER'S SHARES

        The Company's authorized share capital consists of:

  •
  69,000,000 Common shares, no par value, and

  •
  17,250,000 Founder's shares, no par value

        Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 of SNSA's Common shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") under which 5,180,000 of SNSA's Common shares, 5,180,000 of SNSA's Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        Pursuant to the Company's Stock Option Plans, the Company issued 288,404 shares of Common Stock and 53,488 shares of Class B Stock during the fiscal year ended November 30, 2006. The total proceeds received upon exercise of these options was $3,970,000 in 2006 of which $34,189 has been transferred to the Company's legal reserve for 2006 (see Note 6). As at November 30, 2006, options outstanding represented 1,655,601 Common shares (2005 - 1,461,639) and 132,908 Class B shares (2005 - 187,696).

        In accordance with the provisions of the Company's Articles of Incorporation, 85,473 Founder's shares were issued to the existing holder of Founder's shares during the fiscal year ended November 30, 2006.

        During 2006, Stolt-Nielsen Transportation Group Limited ("SNTG") purchased 5,173,590 Common shares for $143.1 million, in accordance with the repurchase program announced in August 2005. The Company also acquired 1,293,397 Founder's shares in 2006 to ensure the number of Founder's shares always constitute 20% of all outstanding voting shares (Common shares and Founder's shares).

        During 2005, SNTG purchased 1,611,650 Common shares for $54.8 million, in accordance with the repurchase program announced in August 2005, whereby the Company's Board of Directors authorized the purchase of up to $200 million of its Common shares or ADRs. SNTG also acquired 402,913 Founder's shares in 2005 to ensure the number of Founder's shares always constitute 20% of all outstanding voting shares (Common shares and Founder's shares).

        The Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on Nasdaq.

4.    CAPITAL AND RESERVES

	USD
	Common Shares	Paid-in Surplus	Legal Reserve	Retained Earnings
Balance as at December 1, 2005	$65,739,564	$398,725,312	$6,573,609	$66,174,097
Exercise of stock options	341,892
Allocation to paid-in surplus from share options exercisable during the year		3,595,430
Interim dividend for 2005				(65,821,738)
Final dividend for 2005				(66,004,727)
10% of exercisable stock options			34,189
Net income				84,469,962

Balance as at November 30, 2006	$66,081,456	$402,320,742	$6,607,798	$18,817,594

5.    INTERIM AND FINAL DIVIDEND

        In November 2006, the Board of Directors of the Company declared an interim dividend of $0.50 per Common share and $0.005 per Founder's share which was paid on December 6, 2006 to all shareholders on record as of November 20, 2006. The total gross amount of the dividend of $33,119,395 was classified as an interim dividend pending approval for payment from paid-in surplus at the Annual General Meeting to be held on Thursday June 14, 2007. On February 8, 2007 the Board of Directors of the Company declared a final dividend of $0.50 per Common share which is to be paid pending approval at the Annual General Meeting on Thursday June 14, 2007, to shareholders on record as of June 20, 2007.

        Advance dividends have been corrected as at November 30, 2005 by reclassifying $65,821,738 from Capital and Reserves to Current Assets as Prepaid advance dividend.

6.    LEGAL RESERVE

        Under Luxembourg law, the Company is required to allocate 5% of its annual net income to a legal reserve until that reserve amounts to 10% of the issued stated capital of the Company. Alternatively, this legal reserve requirement may be satisfied by a transfer from paid-in surplus. As of November 30, 2006 and 2005, the Company's legal reserve was fully satisfied. The Company has provided that, at each time additional Common shares are issued in the future, including those resulting from the exercise of stock options, an amount equal to 10% of the stated capital of such new Common shares will immediately be allocated to the legal reserve. This legal reserve is not available for dividend distribution.

7.    RESTRICTIONS ON PAYMENT OF DIVIDENDS

        As set forth in the Articles of Incorporation, advance dividends can be declared, up to three times in any fiscal year by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by the Company's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg.

        Final dividends are declared by the shareholders once per year at the Annual General Meeting; both interim and final dividends can be paid out of any earnings, retained or current, as well as paid-in-surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

8.    OTHER PAYABLES AND ACCRUED LIABILITIES

	2006	2005
Interim dividend	$33,119,395	$65,821,738
Taxes payable	474,179	190,319
Other payables	295,810	75,962

	$33,889,384	$66,088,019

        The above payables and accrued liabilities are payable within one year.

9.    TAXES

        The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

        Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

  •
  3% on interests paid to bond and other security-holders;

  •
  1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;

  •
  0.1% charge levied on any surplus dividends, profit quotas and remuneration.

        Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

  •
  3% on interests paid to bond and other security-holders;

  •
  3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

  •
  1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;

  •
  0.1% on surplus dividends, profit quotas and remuneration.

        Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base.

        The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

        For the fiscal years ended November 30, 2006 and 2005 this tax amounted to $343,587 and $120,168, respectively.

        The 1929 holding companies tax regime was abolished on December 29, 2006. However, under a Grandfather favor clause, pre-existing companies such as the Company continue to benefit from the tax exempt regime until December 31, 2010.

10.    COMMITMENTS AND CONTINGENCIES

        As of November 30, 2006, the Company has guaranteed substantially all of the $486.2 million in long-term debt obligations of its direct and indirect subsidiaries.

        As of November 30, 2006, the Company's subsidiaries and certain of its indirect subsidiaries had various credit lines, including committed lines, payable through 2013 totaling $769.6 million, of which $625.0 million was available for future use. Substantially all of the $144.6 million in short-term bank loans outstanding under these credit facilities, at November 30, 2006, are guaranteed by the Company. Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability to draw funds from time to time.

        Subsidiaries of the Company have entered into contracts for the purchase of foreign currencies under their foreign exchange lines with various banks. Any contracts entered into pursuant to these lines generally are guaranteed by the Company. Certain of the currency positions entered into by these subsidiaries effectively have been closed by entering into offsetting foreign exchange contracts. At November 30, 2006, the total market value of the currencies which these subsidiaries had contracted to purchase pursuant to open foreign exchange contracts maturing through November 2007 was $150.0 million.

11.    LEGAL PROCEEDINGS

        In 2006, SNSA was involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, SNSA incurred significant legal costs, which are included in "Administrative and general expenses" in the consolidated statements of operations.

        SNSA has also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customers to resolve or avoid antitrust litigation. SNSA expects that it will continue to incur significant legal costs until these matters are resolved.

        SNSA also suffered significant distraction of management time and attention related to these legal proceedings and expects that it will continue to suffer this distraction until these proceedings are resolved. The Company is presently defending against criminal prosecution and could suffer substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. These matters are at early stages, and it is not possible for the Company to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group

Parcel Tanker Investigations by U.S. Department of Justice and European Commission

        In 2002, SNTG became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in its parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNTG determined to voluntarily report certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, on January 15, 2003, SNTG entered into an Amnesty Agreement (the "Amnesty Agreement") with the Antitrust Division, which provided that the Antitrust Division agreed "not to bring any criminal prosecution" against the Company for any act or offense it may have committed prior to January 15, 2003 in the parcel tanker industry to or from the U.S. subject to the terms and conditions of the Amnesty Agreement including continued cooperation. The Amnesty Agreement covers SNSA, SNTG and their directors, officers and employees.

        On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. At the same time, the Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations.

        Acceptance into the EC Program affords the Company immunity from EC fines with respect to anticompetitive behavior, subject to the Company fulfilling the conditions of the Program, including continued cooperation.

        On April 8, 2003, the Antitrust Division's Philadelphia field office staff informed the Company that it was suspending the Company's obligation to cooperate because the Antitrust Division was considering whether or not to remove the Company from the DOJ's Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that the Company had not met the condition that it "took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity."

        On February 6, 2004, the Company filed a civil action against the DOJ in the U.S. District Court for the Eastern District of Pennsylvania (the "District Court") to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Amnesty Agreement's bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2,

2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company's amnesty. On January 14, 2005, the District Court entered a judgment in the Company's favor and enforced the Amnesty Agreement, enjoining the Antitrust Division from bringing a criminal prosecution for antitrust conduct in the parcel tanker industry covered under the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005 District Court order.

        On March 23, 2006, a two-judge panel of the U.S. Court of Appeals for the Third Circuit reversed and remanded the District Court's ruling for further proceedings. The panel's decision did not address the merits of the Company's arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction, premised on separation of powers grounds.

        On March 28, 2006, the Company filed a petition for rehearing en banc in which it sought to have the appeal reconsidered by the entire Third Circuit. The petition was denied on June 30, 2006.

        The Company then filed a petition for certiorari to the U.S. Supreme Court and a motion to recall and stay the mandate of the Third Circuit. On August 21, 2006, the U.S. Supreme Court denied the Company's motion to recall and stay the mandate of the Third Circuit and on October 30, 2006, the U.S. Supreme Court declined to grant certiorari to the Company's petition.

        On August 23, 2006, while the U.S. Supreme Court certiorari petition was still pending, the District Court lifted the injunction against the Company's prosecution, and on September 6, 2006, the DOJ filed a one-count criminal indictment against the Company and two of its executives, Richard B. Wingfield and Samuel A. Cooperman, alleging a violation of Section 1 of the Sherman Antitrust Act. The Antitrust Division's prosecution is currently proceeding in the U.S. District Court for the Eastern District of Pennsylvania. On November 22, 2006, each defendant, including the Company, filed separate motions to dismiss the indictment, based on the terms of the Amnesty Agreement. On January 3, 2007, the DOJ filed an opposition to the motions premised on the "prompt and effective action" arguments, among others.

        On January 31, 2007, each defendant filed a reply to the DOJ's opposition. An evidentiary hearing on the motion to dismiss is currently scheduled for May 30, 2007. If the Company's motion to dismiss the indictment is denied, the criminal prosecution likely would proceed to trial. If found guilty, it is possible that the Company could be subject to substantial and material fines and penalties. The DOJ, in its indictment, alleges that SNSA, SNTG and its alleged co-conspirators derived gross gains, and persons other than the defendants who are co-conspirators suffered gross losses, of at least $100 million.

        If the DOJ can establish this economic impact, it is possible that the provisions of 18 U.S.C. Section 3571(d) (the Alternative Fines Act) could be invoked in an effort to seek damages that are "double the gain" or "double the loss". The effect of the indictment being returned by the grand jury against the Company and its officers could, by itself, have a significant impact on the Company's reputation and its relations with employees, vendors, lenders and other constituencies. If the Company was required to pay substantial fines, the Company cannot assure that it would have sufficient available cash to make such payments.

        In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued. In April 2007, the Company received the EC's Statement of Objections regarding allegations of illegal antitrust activity from August 24, 1998 to April 8, 2002. The Company continues to cooperate with the EC in this matter. The Company understands that SNTG currently remains in the EC's Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company depends on the EC's satisfaction that going forward, the Company is meeting any obligations it may have to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could assert that the Company has not complied or is not fully complying with the terms and conditions of the Immunity Program. If this were to happen, the Company could be partly or fully removed from the Immunity Program and subject to substantial and material fines and penalties.

        Because of the ongoing litigation with the Antitrust Division with respect to the Company's Amnesty Agreement, including the Company's prior success at the District Court level, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, the Company is not able to conclude that an adverse outcome in connection with the criminal investigation is probable or a reasonable range for any such outcome and has made no provisions for any fines related to the DOJ or EC investigations in the accompanying annual accounts.

        The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome of the DOJ investigation and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Parcel Tanker Investigations by Other Competition Agencies

        In February 2004, the Korea Fair Trade Commission ("KFTC") notified the Company that it was engaged in an antitrust investigation of the parcel tanker shipping industry and SNTG. In January 2006, the Company received a letter from the KFTC stating that the KFTC had "ceased deliberations" in its investigation. Based on an evaluation by the Company's counsel in this matter, the Company understands this letter to constitute formal notice that the KFTC has voted to close its investigation. The Company further understands that the KFTC has the authority to reopen the investigation.

        In February 2004, the Canadian Competition Bureau ("CCB") notified the Company that they were engaged in antitrust investigations of the parcel tanker shipping industry and SNTG. On March 30, 2006, the CCB confirmed that its investigation remains ongoing. Because of the continuing nature of the CCB investigation, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Canadian antitrust investigation in the annual accounts.

        It is possible that the outcome of this investigation could result in criminal prosecutions and if the Company is found guilty, substantial and material fines and penalties. Consequently, the outcome of the CCB investigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

U.S. Department of Justice Investigation into the Stolt-Nielsen Tank Container Business

        On June 28, 2004, the Company received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to the Company's tank container business, organized as a separate line of business from the Company's parcel tanker business. The Company has informed the DOJ that it is committed to cooperating in this matter and between 2004 and 2006, the Company worked to comply with the Staff subpoena and has provided documents on a rolling basis to the Antitrust Division. The Antitrust Division has called witnesses from the Company before the tank containers grand jury in this matter.

        Because of the early stage of this investigation, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, the possible interplay of the tank container investigation with the pending Amnesty Agreement litigation and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines or other penalties related to the Antitrust Division investigation in the accompanying annual accounts.

        It is possible that the Company, its current or former directors, officers or employees could be subject to criminal prosecution and, if found guilty, imprisonment, substantial fines and penalties. The effect of an indictment being returned by the grand jury against the Company's tank container division or its directors or officers could, by itself, have a significant impact on the Company's reputation and its relations with employees, vendors, lenders and other constituencies. Consequently, the outcome of this investigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Possibility of Undisclosed Governmental Investigations

        The foregoing are the government antitrust investigations of which the Company has received formal notification. Because of the trend towards global coordination of competition agencies and the confidentiality of certain investigations that they conduct, it is possible that there are or may be additional investigations by other national authorities of the parcel tanker industry, the tank container industry or other businesses in which the Company participates. It is also possible that the consequences of such investigations could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Oslo Børs Inquiry

        On July 5, 2006, the Company received an inquiry letter from Oslo Børs ASA (the Oslo Stock Exchange). The inquiry letter sought information regarding the status of the Company's participation in the DOJ's Corporate Leniency Program in connection with a letter delivered by the Antitrust Division's Philadelphia field office on April 8, 2003, and a letter delivered by the DOJ on March 2, 2004, and SNSA's disclosures related thereto. The Company fully cooperated with this inquiry letter. On

September 15, 2006, Oslo Børs informed the Company that it was not pursuing further the issues raised by its inquiry letter.

U.S. Securities and Exchange Commission Informal Inquiry

        On July 12, 2006, the Company received notice of an informal inquiry by the U.S. Securities and Exchange Commission ("SEC"). The inquiry requested documents and information relating to the material weaknesses in internal financial controls disclosed in SNSA's Annual Report on Form 20-F for the fiscal year ended November 30, 2005, including its stock option grants and practices, and communications with antitrust regulators in the U.S. and Europe.

        The Company is cooperating with the SEC and continues to provide responsive documents. The SEC's inquiry is still ongoing. Because of the inherent unpredictability of the outcome of SEC inquiries and investigations, the Company is unable to determine whether or not an unfavorable outcome is probable, and is unable to estimate a range of possible losses. It is possible that this inquiry could lead to a formal investigation, the outcome of which could result in substantial and material fines and penalties. Consequently, the outcome of the SEC's inquiry could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

        During 2006, there were seven putative private antitrust class action lawsuits outstanding against SNSA and SNTG in U.S. federal and state courts for alleged violations of antitrust laws, three of which have been dismissed or settled. The four remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations.

        The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of the Company's competitors, such as Odfjell, Jo Tankers and Tokyo Marine.

        Of the three putative class action lawsuits that have been dismissed or settled in 2006, the following action was voluntarily dismissed by the plaintiffs against all of the defendants:

  •
  KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co. Ltd., and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249 (D. Conn.) ("KP Chemical").

        On November 21, 2006, however, KP Chemical attempted to reinstate its claims against the Company in its individual capacity (rather than as a class representative) by presenting the Company with a demand for opt-out arbitration. The matter is now in confidential arbitration proceedings.

        The plaintiff in the following putative class action never served the Company with its complaint; accordingly, the complaint was eventually dismissed by the U.S. District Court for the District of Connecticut on February 6, 2006:

  •
  Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co. Ltd., 3:04-cv-00318-AWT (D. Conn.).

        In addition to the two dismissals described above, the Company has settled the following action without incurring material cost or expense:

  •
  JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03 CV 348 (DJS) (D. Conn.) ("JLM").

        In connection with the settlement, the Company obtained a release of claims.

        As a result of the dismissals and settlements described above, only the following four putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts, or in arbitration proceedings:

  1.
  Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co. Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) ("Brock");

  2.
  Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) ("Sutton");

  3.
  Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd, H-03-3385 (S.D. Tex.) ("Fleurchem"); and

  4.
  AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A.., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA; Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd, 2:03-CV-5002 (E.D. Pa.) ("AnimalFeeds").

        In three of these antitrust class action lawsuits, Fleurchem, Brock, and Sutton, indirect purchasers claim that alleged collusion resulted in higher prices being passed on to them. In the other remaining class action lawsuit, AnimalFeeds, customers claim that, as a result of defendants' alleged collusive conduct, they paid higher prices under their contracts with the defendants.

        State Court Indirect Purchaser Antitrust Actions: Sutton and Brock.    The Sutton and Brock actions are currently pending in U.S. state courts. The Brock action has been stayed by agreement of the parties. The Company has filed a motion to dismiss the Sutton complaint in its entirety.

        Multidistrict Litigation (MDL) in the U.S. District Court for the District of Connecticut.    On the Company's motion, the two remaining federal putative class actions (AnimalFeeds and Fleurchem) were consolidated into a single multidistrict litigation ("MDL") proceeding in the U.S. District Court for the District of Connecticut (the "MDL Court") captioned "In re Parcel Tanker Shipping Services Antitrust Litigation."

        As to Fleurchem, on December 9, 2005, the Company filed a motion to compel arbitration of Fleurchem's claims and is engaging in discovery on the arbitration issue.

        As to AnimalFeeds, the U.S. District Court for the District of Connecticut is requiring all similarly situated direct purchaser plaintiffs, including AnimalFeeds, to proceed in arbitration rather than in federal district court. The Company proceeded to arbitrate with AnimalFeeds before a five-member tribunal ("New York Arbitral Tribunal").

        The parties agreed to divide the proceedings into three phases: (1) clause construction (to determine if class arbitration is permitted under the arbitration clause); (2) class certification; and (3) merits/liability. After an initial unfavorable ruling from the New York Arbitral Tribunal, the U.S. District Court for the Southern District of New York ruled that class arbitration is not permitted under the parties' arbitration clauses. Accordingly, the court held AnimalFeeds may only arbitrate its individual claims.

        AnimalFeeds has appealed this decision to the U.S. Court of Appeals for the Second Circuit. In light of the ongoing Second Circuit appeal, the New York Arbitral Tribunal has stayed proceedings in the arbitration.

        In light of the early stages of these litigations and arbitrations, the fact-intensive nature of the issues involved, the unsettled law and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and the Company has not made any provision for any of these claims in the accompanying annual accounts. It is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Direct Purchaser Opt-Out Plaintiff Antitrust Civil Litigation and Arbitration

        In addition to the four remaining putative class actions described above, the Company is aware of four lawsuits that were filed in the U.S. federal courts by plaintiffs who had elected to opt out of the putative class actions. The principal plaintiffs in these actions were direct purchasers of the Company's parcel tanker services. The cases were as follows:

  1.
  The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03-CV-01920 (D. Conn.);

  2.
  Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03-CV-01919 (D. Conn.);

  3.
  Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty. Ltd., and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co. Ltd., 3:04-CV-923 (D. Conn.); and

  4.
  Sasol Ltd., Sasol Chemical Indus. Ltd., Sasol Technology (Pty.) Ltd., Sasol Chemie Gmbh & Co. Kg, Sasol Olefins & Surfactants Gmbh, Sasol Germany Gmbh, Merisol Antioxidants LLC, Sasol Italy Spa, Sasol North America Inc., Merisol Ltd., Merisol UK Ltd., Merisol Hong Kong Ltd., Merisol LP, Merisol USA LLC, Merisol RSA (Pty.) Ltd., Merisol GP LLC v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen Transportation Group BV, Stolt-Nielsen Nederland BV, Stolt Tankers Inc., Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc., Bjorn Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc., Hendrikus Van Westenbrugge, Tokyo Marine Co. Ltd., Satoshi Kuwano, 3:04-CV-2017 (D. Conn.).

        These four lawsuits made allegations similar to the putative class actions and sought the same type of damages under the Sherman Antitrust Act as sought by the purported class actions.

        In effect, the opt-out plaintiffs asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions. All four opt-out lawsuits were consolidated into the MDL litigation and stayed pending arbitration. Pursuant to confidential commercial agreements, each has dismissed its lawsuit against the Company.

        Consolidated Opt-Out Antitrust Arbitration Proceeding.    Nine other customers pursued similar antitrust claims against the Company in a consolidated opt-out arbitration proceeding. The Company has entered into confidential settlements with all claimants who filed demands in the consolidated opt-out arbitration.

        Additional Opt-Out Arbitration Claimants.    Since the consolidated arbitration proceeding began, several other parcel tanker customers of the Company have come forward and presented formal arbitration demands. Two have entered into confidential commercial agreements, and the Company is engaged in settlement discussions with others. In connection with a final opt-out arbitration demand, brought by Transammonia Inc., the parties have cross-moved before the U.S. District Court for the Southern District of New York to appoint an arbitration panel chair following the failure of the party-appointed arbitrators to agree. Transammonia's claim is brought in an individual capacity.

        In light of the early stage of these litigations and arbitrations, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in these proceedings in the accompanying annual accounts. Given the volume of commerce involved in the Company's parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject the Company to substantial civil damages in light of the treble damages provisions of the Sherman Antitrust Act. The Company has noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars, including where companies have entered into the DOJ's Corporate Leniency Program.

        This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Customer Settlements

        The Company has actively engaged in discussions with a number of customers, including many of those described above, regarding the subject matter of the DOJ and EC antitrust investigations. To date, the Company has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations.

        These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of the Company's contracts with the relevant customers. In some cases, the Company has also agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer.

        The potential future rebates which are not guaranteed by SNTG, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which SNTG could be responsible under agreements, agreements in principle and offers made and unrecognised as of November 30, 2006, is approximately $8 million. The Company expects that most of the operating revenue that would be subject to these rebates will occur within the twelve months subsequent to November 30, 2006. In certain cases, the Company has also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates.

        The Company has made provisions against operating revenue totaling $21.9 million in 2006, reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers.

        The Company continues to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations, each is highly individualized and involves numerous commercial and litigation factors.

Antitrust Civil Action by Former Competitor

        On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc. ("O.N.E."), a former competitor of SNTG, filed an antitrust lawsuit against the Company in the U.S. District Court for the Eastern District of Louisiana alleging claims under state and federal laws.

        The claims generally track the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that the Company conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

        This lawsuit seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On July 5, 2006, the Company filed a motion to dismiss the complaint. O.N.E. has dropped its Louisiana state court claims as time-barred. The Company currently awaits the court's ruling on the motion to dismiss. Initial discovery has commenced.

        In light of the early stage of this lawsuit and the inherent uncertainty of litigation, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in this lawsuit in the accompanying annual accounts. It is possible that the outcome of this action could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Securities Litigation

        In March 2003, an individual claiming to have purchased the Company's American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers and directors. Plaintiffs' counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O'Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act, the court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

        On September 8, 2003, the plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants.

        The consolidated complaint was brought on behalf of "all purchasers of Stolt's American Depositary Receipts ("ADR's") from May 31, 2000, through February 20, 2003... and all U.S. located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint claims that the Company "concealed that a material portion of SNSA's and SNTG's revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts..."

        The consolidated complaint asserted that the Company's failure to disclose such alleged behavior, coupled with allegedly "false and misleading" statements, caused plaintiffs to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        The Company has sought to dismiss the complaint. By order issued September 12, 2006, the district court dismissed with prejudice plaintiffs' scheme liability claims against all defendants in the case but the other claims have not been dismissed.

        The Company is vigorously defending itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and the Company has not made any provisions for any liability related to the action in the accompanying annual accounts. It is possible that the outcome of this litigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002.

        The plaintiff in the O'Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

        SNTG filed motions for summary judgment on the entire complaint based, among other things, on the grounds that: 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O'Brien failed pursuant to New York (and Connecticut) law to report his concerns "up the corporate ladder" in March 2002. By agreement of the parties, in September 2004, the Superior Court heard arguments on only the first ground for summary judgment.

        In October 2004, the Superior Court denied that branch of the summary judgment motion.

        The Company immediately took an interlocutory appeal, and the Company's petition for review by the Connecticut state Supreme Court was denied in April 2005.

        The O'Brien action is still in the early stages of discovery. The Company intends to continue to vigorously defend itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has not made any provision for any liability related to the action in the accompanying annual accounts.

        It is possible that the outcome of this litigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

General

        The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of those matters will have a material adverse effect on its business or financial condition.

        The ultimate outcome of governmental and third-party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse effect on the Company's financial condition, cash flows and results of operations. The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedure.

Legal Fees

        In connection with the foregoing investigations and legal proceedings, the Company has incurred significant legal fees and costs. SNSA incurred legal fees and costs of $42.0 million in 2006, $30.2 million in 2005, and $20.1 million in 2004, which are included in "Administrative and general expenses" in the consolidated statements of operations. SNSA expects that it will continue to incur significant fees and costs until these matters are resolved.

        Due to the uncertainty over the resolution of the matters described above, as of November 30, 2006, SNSA had not established any reserves for legal fees and costs related to these proceedings.

12.    SUBSEQUENT EVENTS

        On February 8, 2007, the Company's Board of Directors recommended a final 2006 dividend of $0.50 per Common share, payable on July 5, 2007 to shareholders on record as of June 20, 2007. The dividend, which is subject to shareholder approval, will be voted on at the Company's Annual General Meeting of Shareholders scheduled for Thursday June 14, 2007 in Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of Common shares of $30 million. SNSA paid an interim dividend of $0.50 per Common share and $0.005 per Founder's share on December 12, 2006 to shareholders on record as of November 20, 2006.

Nasdaq Delisting

        The Company's common shares trade in the form of American Depositary Shares ("ADS") (each ADS representing one Common Share) in the U.S. on Nasdaq. On April 19, 2007, the Company announced its intention to voluntarily delist from the Nasdaq Global Select Market, to be effective as of the close of trading on May 21, 2007, and to terminate its American Depositary Receipt program. The Company also announced its intention to file a Form 15F with the SEC to terminate its registration and reporting obligations under the Securities Exchange Act as soon as it becomes eligible to do so. The Company will maintain its listing in Norway on the Oslo Børs.

QuickLinks

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 14, 2007
BIOGRAPHIES OF NOMINEES FOR DIRECTOR
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING DIRECTORS' REPORT FOR 2006 AND ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2006 AND 2005 TOGETHER WITH REPORT OF THE COMMISSAIRE
REPORT OF THE COMMISSAIRE TO THE SHAREHOLDERS OF STOLT-NIELSEN S.A. November 30, 2006
STOLT-NIELSEN S.A. Société Anonyme Holding 23, avenue Monterey L-2086 Luxembourg Report of the Board of Directors to the Annual General Meeting of Stolt-Nielsen S.A. to be held at Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg June 14, 2007